

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

May 1, 2007

Kenneth R. Hanks
Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270

   **Re: SWS Group, Inc.
     Form 10-K for Fiscal Year Ended June 30, 2006
     File No. 0-19483**

Dear Mr. Hanks:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

       Sincerely,

       John Cash
       Accounting Branch Chief